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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer’s E-Freighter is Certified by the FAA

São José dos Campos, Brazil, 10 October 2024 – The E-Freighter, Embraer’s E190F has been fully certified by the Federal Aviation Administration (FAA). Embraer’s passenger-to-freighter conversion and the Cargo Loading System, developed by U.S. Cargo Systems, have received the certification by FAA in September 2024. In July, the E-Freighter was certified by the National Civil Aviation Agency of Brazil (ANAC) and EASA certification is due later this year. The aircraft was developed to fill a gap in the air cargo market and to replace older, less efficient models.

The E190F program was launched in May 2022 to meet the changing demands of e-commerce and modern trade, which require fast deliveries and decentralized operations driving the demand for faster delivery of shipments to regional markets. The E-Freighter made its debut flight in April and its first public appearance during the Farnborough Airshow in July.

“FAA certification is an important milestone in our passenger-to-freighter conversion program. We are excited to enter this market, filling a gap that has evolved in the market to meet the growing demand globally for faster deliveries, not just to metro areas, but to all regions. With our E-Jet footprint across the US and worldwide, we are offering optimum cargo solutions to our customers for this connected world”, said Martyn Holmes, Chief Commercial Officer, Embraer Commercial Aviation.

E-Jets converted to freighters will have over 40% more volume capacity, three times the range of large cargo turboprops, and up to 30% lower operating costs than larger narrowbodies. If combining capacity under the floor and main deck, the maximum structural payload is 13,500 kg for the E190F.

Images: Embraer DAM (bynder.com)

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds, an aircraft manufactured by Embraer takes off somewhere worldwide, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and is the leading exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe. Embraer’s APAC headquarters is in Singapore, and its China headquarters is in Beijing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations